Exhibit 99.1

Magnitude International Ltd Announces Receipt of Nasdaq Delisting Determination Notice

Singapore – August 5, 2026 (GLOBE NEWSWIRE) – Magnitude International Ltd (Nasdaq: MAGH) (“Magnitude International” or the “Company”), a mechanical and electrical engineering service provider that specializes in electrical works in Singapore, today announced that it received a Staff Delisting Determination (the “Staff Determination”), dated August 3, 2026, from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), stating that Nasdaq has determined to delist the Company’s securities.

Following the temporary suspension of trading in the Company’s securities by the U.S. Securities and Exchange Commission (the “SEC”) from December 5, 2025 through December 18, 2025, Nasdaq halted trading in the Company’s securities on December 19, 2025. Nasdaq has now determined to delist the Company’s securities pursuant to its discretionary authority under Nasdaq Listing Rule IM-5101-4.

Nasdaq Listing Rule IM-5101-4 allows Nasdaq “to exercise discretion to delist a company from Nasdaq based on the potential for one or more third parties to engage in misconduct impacting a company’s securities where the SEC has implemented a temporary trading suspension.” Nasdaq believes that the ability for third parties to manipulate a security’s price indicates that the security does not have sufficient liquidity to promote fair and orderly markets and, therefore, delisting is consistent with the protection of investors and the public interest.

The Company intends to request a hearing before a Hearings Panel pursuant to Nasdaq Listing Rule 5815. The hearing request will result in an automatic stay of any delisting or suspension action pending the issuance of a decision by the Hearings Panel. The Company’s securities will, however, remain subject to the existing trading halt unless and until Nasdaq lifts the halt.

To date, Nasdaq has not communicated any finding or determination that the Company engaged in any wrongdoing in connection with the trading activity in the Company’s securities. The Staff Determination does not have any immediate effect on the Company’s ongoing business operations or financial condition, and the Company will continue to conduct its business in the ordinary course.

About Magnitude International Ltd

Magnitude International Ltd is a mechanical and electrical engineering service provider that specializes in electrical works in Singapore. Through its operating subsidiaries in Singapore, the Company has participated in numerous private and public-sector greenfield and brownfield projects, mainly involving residential and mixed development type properties. For more information, please visit: https://www.bnlengrg.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These forward-looking statements are subject to uncertainties and risks, including, without limitation, those risk factors that are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

Visit https://bnlengrg.com/contact-us/

Or contact us at enquiry@magnitude-int.com